82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 24 AM 7:21

Santos

04010032

Date: Mon 23 Feb 2004 01:46:52 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - LISTING RULE 3.16.1

SUPPL

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 2

dw 2/24

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newsrelease

Santos

www.santos.com

23 February 2004

LISTING RULE : 3.16.1

Pursuant to Listing Rule 3.16.1, Santos Ltd advises that Mr. Wesley Jon Glanville LL.B, BA has been appointed an additional Company Secretary of Santos Ltd, effective 23 February, 2004. The Company Secretaries of Santos Ltd are now Mr. M.G. Roberts and Mr. W.J. Glanville.

M.G. ROBERTS
Company Secretary

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 24 AM 7:21

Santos

SUPPL

Date: Mon 23 Feb 2004 12:26:33 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Moomba gas supply exceeding demand

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

23 February 2004

Moomba gas supply exceeding demand

Santos Limited advises that the Moomba gas supply capacity now exceeds current South Australia and New South Wales customer requirements, following increases in production over the past month.

This excess capacity means that some processed gas, which is not needed by customers, is being reinjected into underground storage for future use during high demand periods.

The reinjection operation, which is replacing gas from storage used during the plant shut down, is typically undertaken at this time of year ahead of the peak winter demand period.

The Moomba gas plant was shutdown after an incident on New Year's Day damaged the Liquids Recovery section.

Impact on Santos

As outlined on 5 January 2004, the estimated financial impact to Santos, based on the full 45 day waiting period for Business Interruption insurance cover and including payment of the excess for Property Damage, is $25-30 million net profit after tax and $35-40 million of operating cash flow.

Forecast total lost 2004 production for Santos from the incident is estimated to be about 3.8 million barrels of oil equivalent (boe), made up of 15.4 PJ sales gas and ethane; 365,000 barrels of condensate; 82,000 tonnes of LPG and a small amount of oil.

Next stage

Santos continues to work on the full reinstatement of the Moomba Plant which targets achieving full gas production capacity by the first half of April 2004.

Additionally, about 70% of LPG and 90% of condensate production is expected to be restored in the second half of May with the balance of normal production expected by the second half of July.

As previously advised, oil production is currently running at around 90% of normal levels.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Currently around 60% of typical ethane quantities are being supplied to Qenos in Sydney in accordance with a revised specification. This level of supply is expected to continue until the second half of May when it is expected to increase to around 80%, with a return to normal ethane production when the plant is fully repaired in late July 2004.

Investigations into the cause of the incident are continuing.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)